Luckycom Inc.

Level 8, Two Exchange Square,

8 Connaught Place , Central , Hong Kong

(852) 3798 2688

May 14, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Pamela Howell

Re: Luckycom Inc.

Registration Statement on Form S-1/A

Filed January 10, 2014

File No. 333-187874

Dear Ms. Howell:

I write on behalf of Luckycom Inc., (the “Company”) in response to Staff’s letter of March 6, 2014, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed February 20, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Executive Compensation, page 42

1.                   Please update the summary compensation table for the fiscal year ended February 28, 2014.

In response to this comment, the Company updated the disclosure as requested.

Certain Relationships and Related Transactions, page 43

2.                   We reissue comment 11 from our letter dated January 17, 2014. Please update this section consistent with the most recent financial statements. We note the amount due to your officer has increased. Please revise accordingly.

In response to this comment, the Company updated the disclosure as requested.

this correspondence shall serve as acknowledgment by the Company of the following:

• The company is responsible for the adequacy and accuracy of the disclosure in the filing

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LUCKYCOM INC.

Kingrich Lee